UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zillow Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98954M 101

(CUSIP Number)

Lloyd D. Frink

1301 Second Avenue, Floor 31

Seattle, Washington 98101

(206) 470-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98954M 101

1	NAMES OF REPORTING PERSONS Lloyd D. Frink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,465,970 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,465,970 (1)
	10	SHARED DISPOSITIVE POWER 658,134 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,104 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (1) (2) (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 582 shares of Zillow Group Class A Common Stock (as defined below), (ii) 11,666 shares of Zillow Group Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of April 6, 2015, and (iii) 2,453,722 shares of Zillow Group Class A Common Stock issuable upon conversion of 2,453,722 shares of Zillow Group Class B Common Stock (as defined below), owned directly by the Reporting Person and over which the Reporting Person has sole voting and dispositive power. Zillow Group Class A Common Stock has one (1) vote per share and Zillow Group Class B Common Stock has ten (10) votes per share. The shares reported in row (7) represent an aggregate of 24,549,468 votes available with respect to Zillow Group’s outstanding shares, which is equal to approximately 21.5% of the combined voting power of issued and outstanding shares of Zillow Group as of April 6, 2015, based on 52,256,841 shares of Zillow Group Class A Common Stock and 6,217,447 shares of Zillow Group Class B Common Stock outstanding as of April 6, 2015. Excludes 658,134 shares of Zillow Group Class A Common Stock owned by the Frink Trust (as defined below) for which the Reporting Person is a co-trustee but over which shares the Reporting Person does not have voting power.
(2)	Includes 658,134 shares of Zillow Group Class A Common Stock owned by the Frink Trust for which the Reporting Person is a co-trustee.
(3)	Assumes the conversion of all outstanding shares of Zillow Group Class B Common Stock to Zillow Group Class A Common Stock. Zillow Group Class B Common Stock converts to shares of Zillow Group Class A Common Stock on a one-for-one basis.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed on August 6, 2014 (“Original Schedule 13D”), as amended by Amendment No. 1 filed August 27, 2014 (“Amendment No. 1”), with respect to the Class A Common Stock, par value $0.0001 per share (the “Zillow Class A Common Stock”), of Zillow, Inc., a Washington corporation (“Zillow”). Capitalized terms used in this Amendment and not defined herein have the meanings set forth in the Original Schedule 13D or Amendment No. 1, as applicable.

This Amendment is being filed solely to update the Reporting Person’s beneficial ownership of shares following completion of the merger transactions effected February 17, 2015, among Zillow, Zillow Group, Inc., a Washington corporation (“Zillow Group”), Trulia, Inc., a Delaware corporation, and certain other parties pursuant to which the shares of Zillow Class A Common Stock and the shares of Zillow Class B Common Stock, par value $0.0001 per share (“Zillow Class B Common Stock”), were exchanged on a one-for-one basis for shares of Zillow Group Class A Common Stock, par value $0.0001 per share (“Zillow Group Class A Common Stock”), and Zillow Group Class B Common Stock, par value $0.0001 per share (“Zillow Group Class B Common Stock”), respectively. Pursuant to the merger transactions, shares of Trulia common stock were also exchanged for shares of Zillow Group Class A Common Stock on a one-for-0.444 basis. This Amendment reflects the Reporting Person’s direct and indirect ownership as of April 6, 2015.

This Amendment amends the Original Schedule 13D, as amended by Amendment No. 1.

Item 1. Security and Issuer.

This Amendment relates to shares of Class A Common Stock of Zillow Group (the “Issuer”). The Issuer’s principal executive offices are located at 1301 Second Avenue, Floor 31, Seattle, Washington 98101.

Item 2. Identity and Background.

This Amendment is being filed by Lloyd D. Frink, the Vice Chairman and President of the Issuer (the “Reporting Person”), individually and as co-trustee of the Frink Descendants’ Trust dated December 30, 2004 (the “Frink Trust”).

The Reporting Person’s business address is c/o Zillow Group, Inc., 1301 Second Avenue, Floor 31, Seattle, Washington 98101.

The principal business of the Issuer is to operate real estate and home-related information marketplaces on mobile and the Web, with a complementary portfolio of brands and products to help people find vital information about homes and connect with local professionals. The Issuer offers a suite of tools and services to help real estate, mortgage, rental and home improvement professionals manage and market their businesses.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) entered into July 28, 2014, among Zillow, Zillow Group (formerly known as Zebra Holdco, Inc.), and Trulia, effective February 17, 2015, (i) a newly-organized Washington corporation and wholly owned subsidiary of Zillow Group merged with and into Zillow (the “Zillow Merger”), with Zillow as the surviving entity, and (ii) a newly-organized Delaware corporation and wholly owned subsidiary of Zillow Group merged with and into Trulia (the “Trulia Merger” and, together with the Zillow Merger, the “Mergers”), with Trulia as the surviving entity. As a result of the Mergers, Zillow and Trulia became wholly owned subsidiaries of Zillow Group.

The Reporting Person’s Original Schedule 13D, as amended by Amendment No. 1, reported matters related to the Reporting Person’s deemed shared voting power with respect to certain shares of Zillow Class A Common Stock and Zillow

Class B Common Stock (the “Zillow Additional Shares”) as a result of the Reporting Person’s being a party to the Zillow Voting Agreement. The Zillow Voting Agreement terminated upon completion of the Mergers and, as a result, the Reporting Person was no longer deemed to have shared voting power with respect to the Zillow Additional Shares.

The references to the Merger Agreement and the Zillow Voting Agreement contained in this Amendment do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1.01 and 1.02, respectively, to the Original Schedule 13D.

As a result of the Mergers, the Reporting Person’s shares of Zillow Class A Common Stock and Zillow Class B Common Stock owned directly and indirectly were exchanged for shares of Zillow Group Class A Common Stock and Zillow Group Class B Common Stock, respectively, on a one-for-one basis. The Reporting Person was not required to expend any funds in connection with the foregoing exchange, and the Reporting Person received the same consideration per share as other shareholders received pursuant to the terms of the Merger Agreement.

Item 4. Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

As described in Item 3 above, this Amendment updates the beneficial ownership of Zillow Group Class A Common Stock by the Reporting Person following completion of the Mergers pursuant to the terms of the Merger Agreement.

Except as set forth in this Schedule 13D and in connection with the Mergers described above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Person to rows (7) through (13) of the cover page to this Amendment and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Except as set forth in this Item 5, the Reporting Person does not beneficially own any shares of Zillow Group Class A Common Stock.

(c) No change.

(d) To the best of the Reporting Person’s knowledge, no person, other than the co-trustee of the Frink Trust, with respect to the shares of Zillow Group Class A Common Stock owned by the Frink Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zillow Group Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses of the Reporting Person to rows (7) through (13) of the cover page to this Amendment are incorporated by reference in this Item 6 as if fully set forth herein.

To the best of the Reporting Person’s knowledge, there are no additional contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Zillow Group Class A Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 27, 2015

/s/ Lloyd D. Frink
Lloyd D. Frink

[Signature Page to Amendment No. 2 to Schedule 13D]